Exhibit 99(a)(1)(D)

From:                      @intellon.com [mailto:                      @intellon.com]

Sent: April 30, 2009

To: [EMAIL ADDRESS]

Subject: Intellon Option Exchange Program

I am very happy to announce that our Board of Directors has approved a stock option exchange program for certain options issued under our 2007 Equity Incentive Plan. As you know, Intellon’s success is highly dependent on attracting, motivating and retaining the best employees and directors in the industry, and like many companies, we have used stock options as a vehicle for this purpose. However, a majority of our employees and directors are currently holding stock options with exercise prices that are significantly higher than our current stock price. We are implementing the Option Exchange Program to provide our employees and directors with the opportunity to own equity that, over time, may have a greater potential to increase in value, which we hope will create better performance incentives for our employees and directors and maximize the value of our common stock for our stockholders.

Here are the general details of the stock option exchange program:

ELIGIBILITY

•

All of our employees, our subsidiaries’ employees and our directors holding outstanding non-qualified stock options issued under the Intellon Corporation 2007 Equity Incentive Plan having an exercise price equal to or greater than $5.50 per share are eligible to participate.

•	To be eligible, you must continue to be an employee or director of Intellon or any of its subsidiaries through the end of the election period, which we expect will occur on May 29, 2009.

EXCHANGE DETAILS

•

If you elect to exchange your eligible non-qualified stock options, you will receive at your election either (i) new non-qualified stock options or (ii) stock-settled restricted stock units where each restricted stock unit represents the right to receive one share of our common stock at a future date provided certain vesting conditions are met. You may elect whether to exchange your eligible, outstanding non-qualified stock options for either new stock options or new restricted stock units, except that, if you are a resident of China (PRC), you may only elect to receive new stock options. However, you may not exchange your eligible outstanding options for a combination of new stock options and new restricted stock units.

•

If you elect to exchange your eligible non-qualified stock options for new stock options, this will be a 1.10-to-one, voluntary exchange. For example, if you exchange an old stock option grant of 1,100 shares, priced at $5.69 per share, you will receive a new stock option grant of 1,000 shares with a new exercise price, vesting schedule and term, as noted below. In the alternative, if you instead elect to exchange your eligible, outstanding non-qualified stock options for new restricted stock units, the number of shares represented by the new restricted stock units to be issued to you will be based on a 2.03-to-one exchange ratio. For example, if you exchange an old stock option grant of 1,100 shares, priced at $5.69 per share, you will receive a new restricted stock unit grant representing 541 shares with a new vesting schedule.

•

If you elect to exchange your eligible non-qualified stock options for new stock options, the exercise price of the new stock options will equal the closing sale price of our common stock as reported on the NASDAQ Global Market on the day we grant the new options, which we currently expect will occur on June 1, 2009. In the alternative, if you instead elect to exchange your eligible non-qualified stock options for new restricted stock units, for each restricted stock unit that vests, one share of our common stock will be delivered to you. You will not have to make any cash payment to us to receive the new restricted stock units or the common stock to be issued upon vesting of the new restricted stock units.

•

The new stock options and new restricted stock units granted to our employees and our subsidiaries’ employees will vest on a three-and-one-half-year schedule, with 25% of the shares subject to the new stock options or new restricted stock units vesting on the six-month anniversary of the day we grant the new stock options or new restricted stock units, and the remaining unvested portion vesting ratably on a quarterly basis over the succeeding 12 quarters. The new stock options and new restricted stock units granted to our non-employee directors will vest on a two-year schedule, with 50% of the shares subject to the new stock options or new restricted stock units vesting on each of the one- and two-year anniversaries of the day we grant the new stock options or new restricted stock units. Vesting is conditioned upon continued employment, or service as a director, through each applicable vesting date.

•

If you elect to exchange your eligible non-qualified stock options for new stock options, the new stock options will remain exercisable for a maximum of seven years from the day we grant the new stock options, unless the new stock options expire earlier. For instance, the new stock options may expire earlier in connection with the termination of employment, or service as a director. In the alternative, if you instead elect to exchange your eligible non-qualified stock options for new restricted stock units, you will receive shares subject to the new restricted stock units when, if and to the extent the new restricted stock units vest. After the new restricted stock units vest, continued employment, or service as a director, is not required to retain the common stock issued upon vesting.

TIMING

•	The offer period begins now and is expected to end at 5:00 p.m. Eastern Time on May 29, 2009, unless we are required or elect to extend the offer period to a later date.

•	We currently expect to issue the new options and new restricted stock units on June 1, 2009.

GENERAL STOCK INFORMATION

We will provide to you separately copies of the accompanying letters of transmittal which list the stock options you hold which are eligible for exchange. You may also review your individual stock option information, including all of your stock option grants to date and the status of each stock option, online at the website maintained by our stock plan administrator, AST Equity Plan Solutions: www.astepsdiv.com. Any questions regarding password or access should be directed to Intellon Payroll/Stock Administration at stockadministrator@intellon.com or (352) 237-7416 ext. 1186.

HOW TO LEARN MORE

There are many things to consider when deciding to participate in this exchange program, and we encourage you to carefully read the attached memorandum entitled “Offer to Exchange Outstanding Stock Options For New Stock Options or Restricted Stock Units” to fully understand the risks and benefits of this exchange program. We will also host several Q&A sessions to ensure all eligible employees understand the exchange program and can make an informed decision regarding their individual participation. These Q&A sessions will be held during the weeks of May 11th and May 18th. In addition, if you have any questions regarding the exchange program, you can also contact Intellon Payroll/Stock Administration at stockadministrator@intellon.com or (352) 237-7416 ext. 1186.

HOW TO PARTICIPATE

If you wish to participate in this exchange program, depending on your election, you must complete and sign either (i) the accompanying letter of transmittal to tender your eligible options for new non-qualified stock options or (ii) the accompanying letter of transmittal to tender your eligible options for new restricted stock units, in accordance with the instructions in the respective letter of transmittal. You must then send the completed and signed letter of transmittal to Intellon Payroll/Stock Administration by one of the following means:

(i)	by facsimile at: (352) 237-7616;

(ii)	by mail to: Intellon Payroll/Stock Administration, 5100 West Silver Springs Blvd., Ocala, Florida 34482; or

(iii)	by e-mailing a scanned or pdf copy to: stockadministrator@intellon.com.

To participate in this exchange program, you must ensure that Intellon Payroll/Stock Administration receives the signed letter of transmittal no later than 5:00 P.M. EASTERN TIME ON MAY 29, 2009. If you do not submit a letter of transmittal or Intellon Payroll/Stock Administration does not receive your letter of transmittal by the deadline, then you will not participate in the exchange program, and all stock options you currently hold will remain unchanged with their original exercise price and original terms.

We trust that the proposed stock option exchange program demonstrates our commitment to support and retain our employees for the long-term.

Thank you for your continued efforts and support.

Sincerely,

Charles E. Harris